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                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                   SCHEDULE TO
          TENDER OFFER STATEMENT UNDER SECTION 14(D)(1) OR 13(E)(1) OF
                      THE SECURITIES EXCHANGE ACT OF 1934.

                         WORLDPORT COMMUNICATIONS, INC.
                       (Name of Subject Company (Issuer))

                    WORLDPORT COMMUNICATIONS, INC. (OFFEROR)
                            (Names of Filing Persons
            (identifying status as offeror, issuer or other person))

                    COMMON STOCK, PAR VALUE $0.0001 PER SHARE
                         (Title of Class of Securities)

                                  98155 J 10 5
                      (CUSIP Number of Class of Securities)

                                KATHLEEN A. COTE
                             CHIEF EXECUTIVE OFFICER
                         WORLDPORT COMMUNICATIONS, INC.
                           975 WEILAND ROAD, SUITE 160
                          BUFFALO GROVE, ILLINOIS 60089
                                 (847) 229-8200

            (Name, address, and telephone number of person authorized to receive notices and communications on behalf of filing person)

                                 WITH A COPY TO:
                             HELEN R. FRIEDLI, P.C.
                             MCDERMOTT, WILL & EMERY
                             227 WEST MONROE STREET
                             CHICAGO, ILLINOIS 60606
                                 (312) 372-2000

                            CALCULATION OF FILING FEE
        Transaction Valuation*                      Amount Of Filing Fee*
                  N/A                                        N/A

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* Pursuant to General Instruction D to Schedule TO, no filing fee is required for pre-commencement communications.

/ / CHECK THE BOX IF ANY PART OF THE FEE IS OFFSET AS PROVIDED BY RULE 0-11(A)(2) AND IDENTIFY THE FILING WITH WHICH THE OFFSETTING FEE WAS PREVIOUSLY PAID. IDENTIFY THE PREVIOUS FILING BY REGISTRATION STATEMENT NUMBER, OR THE FORM OR SCHEDULE AND THE DATE OF ITS FILING.

Amount Previously Paid:             Not applicable.
Form or Registration No.:           Not applicable.
Filing Party:                       Not applicable.
Date Filed:                         Not applicable.

/X/ Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

     Check the appropriate boxes below to designate any transactions to which the statement relates:

/ /  third-party tender offer subject to Rule 14d-1.
/X/  issuer tender offer subject to Rule 13e-4.
/ /  going-private transaction subject to Rule 13e-3.
/ /  amendment to Schedule 13D under Rule 13d-2.

     Check the following box if the filing is a final amendment reporting the results of the tender offer: / /
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

                                  INTRODUCTION

         This Tender Offer Statement on Schedule TO relates to the preliminary communications and the pre-commencement communications of an offer by WorldPort Communications, Inc., a Delaware corporation ("WorldPort"), to purchase all outstanding shares of its common stock, par value $0.0001 per share, at a purchase price of $0.50 per share, net to the seller in cash, without interest thereon, as set forth in the press release attached as Exhibit (a)(5). This Schedule TO is intended to satisfy the reporting requirements of Rule 13e-4(c)(1) of the Securities Exchange Act of 1934, as amended.

         WorldPort has not commenced the tender offer that is referred to in this communication. Upon commencement of such tender offer, WorldPort will file with the Securities and Exchange Commission a Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents. Stockholders are strongly encouraged to read the Schedule TO and related exhibits, including the Offer to Purchase, the Letter of Transmittal and other related documents, when these become available as they will contain important information about the tender offer. The Schedule TO and related exhibits will be available without charge at the Security and Exchange Commission's website at www.sec.gov and will be delivered without charge to all stockholders of WorldPort. The Offer to Purchase, the Letter of Transmittal and other related documents, as well as copies of documents referred to in the Offer to Purchase, may also be obtained without charge from WorldPort as provided in the Offer to Purchase.



ITEM 12:  EXHIBITS

(a)(5)  Press Release, dated February 28, 2003



Pursuant to General Instruction D to Schedule TO, no signature is required for the filing of pre-commencement communications.